April 15, 2015

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:	Kennametal Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 13, 2014
File Number: 001-05318

Dear Mr. Vaughn:

In response to your April 1, 2015 letter containing comments regarding the above-referenced Exchange Act filing, we have addressed your comments in the following response. To assist in your review of this response, we have presented it in the same format as provided in your original letter with our applicable response following each comment.

Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact me at 724-539-5826.

Sincerely,

/s/ Martha Fusco

Martha Fusco
Interim Chief Financial Officer
Vice President Finance and Corporate Controller

Mr. Kevin L. Vaughn
April 15, 2015

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 19. Segment Data, page 57

1.	We note your response to our prior comment 2. In order to assist us with our evaluation of how you considered the guidance in FASB ASC 280, please address the following comments:

•	Please summarize for us the “other key financial information” that is provided as part of the financial and business information to the Chief Operating Decision Maker;

Response
Our Chief Operating Decision Maker (CODM) is the President and Chief Executive Officer (CEO). On a monthly basis, the CEO receives a financial statement package approximately 30 pages long that includes: consolidated income statements with comparisons of current period actual results to plan, to forecast, and to prior period, with income statement ratios and per share data; comparative consolidated balance sheet; consolidated statement of cash flows with comparison to prior period and other key financial data.

Other key financial data includes:

Title	Description
Progress on Growth Strategies
Key metrics for progress on five-year consolidated growth metrics: geographies and segments; sales from new products as a percentage of total consolidated sales; consolidated return on invested capital (ROIC), and consolidated earnings before interest and taxes (EBIT) and consolidated operating expense as a percentage of sales

Income Statement Overview	Sales, gross margins, operating expense and EBIT by business unit, subtotaled by operating segment and explanation of variances on a consolidated basis compared to plan
Income Statement Trends	Consolidated trends with comparison to plan, forecast, and prior periods
Balance Sheet Performance	Consolidated monthly key performance indicators: primary working capital, days sales outstanding, inventory turnover, current ratio, debt to capital and free operating cash to sales percentage
Cash Flow Performance	Consolidated free operating cash flow and capital expenditures with comparison to prior year and to plan
Liquidity Report	Consolidated monthly trend of revolver debt levels, global cash and short-term investments balances and U.S. cash receipts and payments
Industrial & Infrastructure Segment Highlights	Segment-level summary of organic sales and EBIT with year-over-year analysis and drivers of change vs. prior year and plan
Shared Services Financial Highlights	Consolidated cost of sales and operating expense by function
Economic data and stock market analysis	Trends for global industrial production, major markets, geographies, and stock price/ownership trends

The Company assessed what information the CEO regularly reviewed to make decisions about resource allocations and performance assessments. The focus of his review is at the consolidated level: income statement, statement of cash flows and balance sheet. He also reviews financial data at the Industrial and Infrastructure Segment level, including sales, gross margin percentages, operating expense and EBIT.

The aforementioned business unit information is used by the CODM to understand the reasons and sources of variances between segment results relative to plan, forecast, and prior year. In addition, the Company reviewed its organizational structure, which includes segment managers for the Industrial and Infrastructure segment that report to the CODM. Considering the information used by the CODM to make decisions, the organizational structure of the company, and the fact that financial information provided to the Board of Directors is at the consolidated and operating segment level only, it was determined that the Company has two operating segments: Industrial and Infrastructure.

Mr. Kevin L. Vaughn
April 15, 2015

•	Clarify for us who is responsible for this other key financial information.

Response
Responsibility of preparation and circulation of the monthly financial statement package belongs to the Company's finance function.

•	Clarify for us how often the CODM reviews and/or discusses this other key financial information.

Response
The CODM receives and reviews monthly the financial statement package and focuses on the consolidated financial information as well as segment level details. He frequently discusses the results of the financial information with various members of the finance team and with the segment managers at the Infrastructure and Industrial Segment levels.

2.
You state in your response that the Chief Operating Decision maker makes business decisions such as capital expenditures, restructuring decisions and potential acquisitions at your current reportable segment level. We note these decisions appear to be more strategic in nature. Please expand your prior response to discuss the operating decisions your CODM makes on an ongoing basis, including those decisions relating to generation of revenue and incurrence of expenses. Discuss the information that the CODM uses to make these decisions.

Response
Operating decisions made by the CODM are at the consolidated and Infrastructure and Industrial Segment levels. There are no decisions made by the CODM for revenue generation or incurrence of expenses performed at a level lower than the Industrial and Infrastructure Segment levels.

Operating decisions related to the generation of revenue performed at a consolidated level include approval of significant sales contracts, customer site visits, and review of sales by most significant customers. Operating decisions related to the generation of revenue performed at an Infrastructure and Industrial Segment level include revenue forecasting, sales force resource allocations, pricing strategies and decisions around entry into new markets in accordance with our long term growth strategy of revenue targets by Industrial and Infrastructure Segment.

Operating decisions made by the CODM related to the incurrence of expenses performed at a consolidated level include functional expenditures (i.e. Integrated Supply Chain and Logistics, Human Resources, Information Technology, Finance, General Counsel, Marketing, Selling and Customer Service, Technology and Global Engineering Solutions), as well as capital allocations. Operating decisions made by the CODM related to the incurrence of expenses performed at the Infrastructure and Industrial Segment level include directly assigned operating expenditures, capital expenditures - including headcount allocations between the Infrastructure and Industrial Segments and functions - and research & development expenditures.

To assist in making operating decisions, the CODM uses the consolidated, Infrastructure and Industrial Segment financial information noted above, as well as regular meetings with his functional leaders and segment managers for the Industrial and Infrastructure Segments. At monthly team meetings our CODM holds with his functional leaders and segment managers for the Industrial and Infrastructure Segments (and on an ad hoc basis between meetings), our segment managers for the Industrial and Infrastructure Segments discuss segment operational issues with our CODM, including explanations of the the drivers of segment performance.

Mr. Kevin L. Vaughn
April 15, 2015

3.
You state that your acquired businesses are integrated into your current operating segments and that minimal discrete financial data is available for the acquired businesses. However, we note from your January 29, 2015 earnings call that you attribute the goodwill impairment to the Stellite acquisition. Please explain to us in more detail what discrete financial information is available and reviewed by your Chief Operating Decision Maker. Clarify for us how, in light of your separate disclosures that the acquired businesses are integrated into the segments, you were able to determine that this impairment of goodwill relates to Stellite.

Response
The commentary made on the January 29, 2015 earning call was a high level response during the earnings call Q&A session. On the earnings call it was stated that “….a significant portion (of the goodwill impairment charge) relates to the Stellite acquisition from a few years ago, and then some remaining oil and gas acquisitions and some legacy stuff that’s in Infrastructure was the rest of it, but the biggest piece of that was related to the Stellite business.” Prior to the goodwill impairment charge of $375 million recorded in our fiscal year 2015 second quarter results, the Infrastructure Segment goodwill, as disclosed in prior SEC filings, was comprised of approximately $243 million acquired through the Stellite acquisition on March 1, 2012, which represented the largest single addition of goodwill to the Infrastructure Segment. As Stellite’s goodwill represented a significant portion of the Infrastructure Segment goodwill, and given the decline in the oil and gas end market, which this business serves, it would be reasonable to infer that a significant portion of the goodwill impairment charge related to Stellite. The statement made on the earnings call was not based on a detailed analysis of discrete financial information but rather based on prior knowledge of the amount of historical goodwill balances acquired.

4.
We note in your response to the final bullet in prior comment 2, you discuss the large number of products you offer and that no single product accounts for more than one percent of your revenues. However, it is not clear how your analysis that led to your conclusion that it is impracticable to provide the disclosures required by FASB ASC 280-10-50-40 considered your product groups. In this regard, we note from your website that you group your products into six categories: metalworking tools, mining, construction, precision surface solutions, engineered wear solutions, and powdered materials and equipment. Separately, we note you discuss your results in terms of percentage changes in revenues by product end markets such as earthworks, transportation, energy, aerospace and defense and general engineering. Please explain to us why, at minimum, you are not able to provide disclosure of revenues by these product groups in order to comply with FASB ASC 280-10-50-40.

Response
Both internally and externally, the focus is around our end markets: earthworks, transportation, energy, aerospace and defense and general engineering. However, our entire product portfolio is sold across these end markets, thus the end markets do not represent product groupings as defined in ASC 280-10-50-40. Further, end market data is estimated as we sell a large portion of our products through distributors. We have to make some assumptions as to what end markets those products are sold as we do not have end customer data from distributors. We therefore have only disclosed percentages for end market sales to explain the Industrial and Infrastructure Segment sales fluctuations in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of the Form 10-K, due to the estimation involved.

The current data warehouse tools in place allow for sales reporting by product hierarchy, which can in theory be levered to report on product groupings and end market data. However, the data warehouse reports on sales only at plan exchange rates, not actual exchange rates. The fact that a few of our Company locations do not use the ERP system that can produce sales by product hierarchy and the lack of comprehensiveness of the data warehouse to include any post-close or manual adjustments, results in data that cannot be relied upon for financial reporting purposes.

Based on the reasons stated above, we concluded that it is impracticable to disclose sales by product groupings.

Mr. Kevin L. Vaughn
April 15, 2015

Kennametal, Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENNAMETAL INC

By:	/s/ Martha Fusco
Name:	Martha Fusco
Title:	Interim Chief Financial Officer
Vice President Finance and Corporate Controller
Date:	April 15, 2015